                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: ENTEL BOLIVIA “EXPROPRIATION” ENTIRELY UNJUSTIFIED

The company confirms its intention to undertake all possible actions to safeguard its investments

Milan, May 3, 2007 – The Bolivian government has commenced the renationalization of significant industries of key economic importance, notably the oil, mining and telecommunications industries.

The method of intervention adopted to seize equity interests held by foreign companies following the privatization of these companies is taking the form of a true “expropriation”, on trumped-up grounds of general management issues, based on unfounded allegations of illegitimate conduct by these foreign companies.

The Bolivian government has accused 100%-owned Telecom Italia subsidiary ETI, in particular, of failing to observe contractual obligations regarding investments undersigned during privatization, and of enacting a capital reduction of Entel, which is controlled by ETI, in 2005 alleged by the Bolivian government to be illegitimate.

In actual fact, to date Entel has undertaken investments of USD$720 million, a sum that exceeds the USD$610 million contractual pledge made by ETI to the Bolivian government at the time of privatization. The Ministry of Economic Development certified fulfillment of this commitment in Ministerial Resolution no. 194, on August 12, 2005.

The Bolivian government’s Supreme Decree no. 29100 (April 23, 2007) retroactively repealed the above-mentioned executive laws from 2005 regarding certification of the company’s investments, dismissing rulings by the Constitutional Court and, in point of fact, placing the capital operation outside the legal framework in effect in 2005.

At the time, ETI and Entel solicited the opinions of a number of independent Bolivian and international experts to certify the legal, accounting and fiscal practicability of the Entel capital reduction, and obtained independent certification from KPMG, in confirmation that the investments made had exceeded contractual obligations.

Indeed, the capital reduction was unanimously approved by local stakeholders (pension funds, employees and other investors).

It is therefore evident that the allegations levelled at ETI/ENTEL are instrumental and designed to justify unilateral actions by the Bolivian government in its attempt to take back shareholder, operational and management control of Entel, in violation of agreements signed by the Bolivian government and ETI when Entel was privatized, Bolivian law and international treaties for the protection of foreign investments.

The company consequently confirms its intention to undertake all possible actions to safeguard its investments.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investitori

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 3rd, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager